UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2024
Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE
(Exact name of registrant as specified in its charter)

Avenida Angélica, nº 2346, 5th Floor
São Paulo, São Paulo, Brazil, 01228-200
Tel: +55 (11) 3429-5000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐        No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐        No ☒

Ambipar Parent released results for the Year and fourth quarter of 2023.

Ambipar Emergency Response informs the market that on March 28, 2024, its parent company, Ambipar Participações e Empreendimentos S.A. (“Ambipar Parent”), announced its results for the Year and twelve months ended December 31, 2023.

Excerpts of this announcement relating to Ambipar Emergency Response (the “Company”) are furnished as Exhibit 99.1 to this Report on Form 6-K. Financial information relating to the Company contained therein has not been audited or reviewed in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) or any other auditing standards. While such financial information has been prepared in good faith and based on information available at the time of preparation, no assurance can be made that actual results will not change as a result of the Company’s management review of results and other factors. The Company’s results for Year and twelve months ended December 31, 2023 are subject to finalization and closing of the Company’s accounting books and records (which have yet to be performed) and should not be viewed as a substitute for financial statements prepared in accordance with IFRS. Accordingly, you should not place undue reliance upon the financial information contained in Exhibit 99.1. While we do not expect that such financial information will differ materially from the Company’s actual results for the Year and twelve months ended December 31, 2023, we cannot assure you that such financial information will be indicative of the Company’s actual financial results for the Year and twelve months ended December 31, 2023 or for any future periods.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release of Ambipar Emergency Response dated April 1, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 1, 2024

AMBIPAR EMERGENCY RESPONSE

By:	/s/Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Director